Exhibit 12.1

Roper Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended October 31		Year Ended Dec. 31
	2001	2002	2003	2004	2005
Ratio of Earnings to Fixed Charges	5.7	5.4	4.3	4.9	5.5

Earnings Computation:
Income from continuing operations before
income taxes	$88,865	$96,327	$66,290	$133,716	$220,567
Add: Fixed Charges (1)	19,017	22,076	20,254	33,917	49,264

Equals: Earnings as defined	$107,882	$118,403	$86,544	$167,633	$269,831

(1)Fixed Charges Computation:
Interest expense and amortization of
debt issuance costs	$15,917	$18,506	$16,384	$28,847	$43,394
Add: Estimated interest portion of rental
expense charged to income
(one-third of rent expense)	3,100	3,570	3,870	5,070	5,870

Equals: Fixed Charges as defined	$19,017	$22,076	$20,254	$33,917	$49,264